Exhibit 99.1

Borr Drilling Limited Announces Appointment of Patrick Schorn as CEO

Borr Drilling Limited (the “Company”) (NYSE: “BORR”, OSE: “BDRILL”) is pleased to announce the appointment of Patrick Schorn as its new Chief Executive Officer with effect from 8 September 2020.  Mr. Schorn will succeed Svend Anton Maier who will remain with the Company as Special Advisor to the Chief Executive Officer.  Mr Schorn has been a Director of the Company since January 2018.

Paal Kibsgaard, Chairman of the Board, commented:

“We are pleased to announce Patrick as the new Chief Executive Officer of Borr Drilling. His extensive industry experience and his tenure as a Director of the Company make him ideally suited to take the Company forward in a challenging operating environment. We also want to thank Svend Anton for his leadership and strong contributions to the Company since its incorporation and look forward to his continued support in the role as Special Advisor to the Chief Executive Officer.”

Patrick Schorn, CEO designate said:
“I am very honored with the opportunity to be further involved in Borr Drilling and look forward to working with Svend Anton and the extended Borr Drilling team to deliver differentiating results for our customers and investors. Currently the oil and gas industry is going through a challenging phase, however in this adversity also lies our opportunity. The combination of the first class Borr Drilling people together with the youngest jack up fleet in the industry, serves as a unique foundation to solidify our position as industry leading jack up provider.”

Biography: Patrick Schorn

Mr. Schorn was the Executive Vice President of Wells for Schlumberger Limited. Prior to this role, he held various global management positions including President of Operations for Schlumberger Limited; President Production Group; President of Well Services; President of Completions; and GeoMarket Manager Russia. He began his career with Schlumberger in 1991 as a Stimulation Engineer in Europe and held various management and engineering positions in France, United States, Russia, US Gulf of Mexico and Latin America. Mr. Schorn holds a Bachelor of Science degree in Oil and Gas Technology from the University “Noorder Haaks” in Den Helder, the Netherlands.

Hamilton, Bermuda,
10 August, 2020

Questions should be directed to:
Magnus Vaaler, VP Investor Relations and Treasury
+47 22 48 30 00

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.